UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 57552 / March 25, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-12997

In the Matter of	**ORDER INSTITUTING PROCEEDINGS, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**
HOLLINGER INC.,	
Respondent.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Hollinger Inc. ("Hollinger Inc." or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order") as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

A.   Hollinger Inc. is a publicly held Canadian corporation based in Toronto, Ontario, Canada. Hollinger Inc. is traded on the Toronto Stock Exchange and is a foreign private issuer registered with the Commission. Hollinger Inc. has two classes of shares registered with the Commission pursuant to Section 12(g) of the Exchange Act: Retractable Common Stock registered on June 21, 1999, and Series II Preference Shares registered on April 2, 1998.

B.   Hollinger Inc. has failed to comply with Section 13(a) of the Exchange Act and Rule 13a-1 thereunder while its Retractable Common Stock and Series II Preference Shares were registered with the Commission in that it has been not filed an Annual Report on Form 20-F since June 27, 2003, amended on September 17, 2003, for any fiscal period subsequent to its fiscal year ending December 31, 2002.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Nancy M. Morris
Secretary